UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________to______________

Commission File Number 001-31617

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bristow Group Inc. 2000 W. Sam Houston Pkwy. S.,
Suite 1700
Houston, Texas 77042

BRISTOW GROUP INC. EMPLOYEE SAVINGS
AND RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

Page

Report of Independent Registered Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 9

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Signature	11

All other schedules required by the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
 Bristow Group Inc. Employee Savings and Retirement Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Bristow Group Inc. Employee Savings and Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bristow Group Inc. Employee Savings and Retirement Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP
Houston, Texas
June 26, 2009

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
INVESTMENTS, at fair market value
Mutual funds	$47,127,867	$70,528,427
Bristow Group Inc. stock fund	3,422,314	8,852,128
Common/collective trust	27,698,016	23,595,003
Participant loans	3,072,083	3,158,282
TOTAL INVESTMENTS	81,320,280	106,133,840

RECEIVABLES
Participant contributions	182,936	192,190
Employer contributions	2,513,503	2,127,210
TOTAL RECEIVABLES	2,696,439	2,319,400

NET ASSETS AVAILABLE FOR BENEFITS	$84,016,719	$108,453,240

See notes to financial statements.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest from common/collective trust	$1,091,804
Dividend income	1,809,341
Interest from participant loans	243,922
TOTAL INVESTMENT INCOME	3,145,067

CONTRIBUTIONS
Participant	4,398,560
Employer	6,390,140
TOTAL CONTRIBUTIONS	10,788,700

TOTAL ADDITIONS TO NET ASSETS	13,933,767

DEDUCTIONS FROM NET ASSETS
Net depreciation in fair value of investments	29,089,137
Benefits paid to participants	9,269,305
Administrative expenses	11,846
TOTAL DEDUCTIONS FROM NET ASSETS	38,370,288

NET DECREASE IN NET ASSETS	(24,436,521)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	108,453,240

End of year	$84,016,719

See notes to financial statements.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE A – DESCRIPTION OF PLAN

The following description of the Bristow Group Inc. Employee Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General:  The Plan is sponsored by Bristow Group Inc. (the “Company” or “Employer”) for employees of the Company and certain subsidiaries.

The Plan is a defined contribution plan covering employees who either (i) are employed in the United States, (ii) are U.S. citizens employed outside the United States or (iii) are non-resident aliens that earned income in the U.S.  Employees become eligible to participate in the Plan immediately upon hire.  The Plan has an income deferral program under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act or 1974 (“ERISA”) and subsequent related amendment and revisions.

Administration of the Plan:  The trustee and recordkeeper for the Plan was Vanguard Fiduciary Trust Company (“Vanguard”) for the years ended December 31, 2008 and 2007.

Contributions:  Eligible participants may elect to defer a certain percentage or dollar amount of their eligible compensation, on a pre-tax or after-tax basis, which is subject to limits imposed by the Internal Revenue Code.

The Company will contribute a matching contribution (the “Employer Matching Contribution”) equal to each participant’s contributions up to the first three percent (3%) of the participant’s eligible annual compensation after completion of six months of eligible service, as defined in the Plan agreement.

The Company currently makes an additional contribution (the “Employer Mandatory Contribution”) for all eligible employees.  The Employer Mandatory Contribution is equal to three percent (3%) of the employee’s eligible annual compensation as defined in the Plan agreement and is made with respect to all eligible employees.

The Company may also make a discretionary profit sharing contribution at the option of the Company's Board of Directors.  No such contribution was made for the year ended December 31, 2008.

Rollover Contributions:  Generally, if a participant receives a distribution from another qualified plan, as defined in the Internal Revenue Code of 1986, as amended, the participant can deposit or rollover those funds into the Plan.

Vesting:  Participants are immediately vested in their contributions and the earnings thereon.  Eligible participants are immediately vested in the Employer Mandatory Contribution made by the Company.  After one year of active service, the Employer Matching Contribution plus the earnings thereon, become twenty-five percent (25%) vested.  An additional twenty-five percent (25%) vests for each year of active service thereafter.  Upon completion of four years of active service, the employee is fully vested.  Air Logistics of Alaska, Inc.’s employees become one hundred percent (100%) vested in the Air Logistics of Alaska, Inc. matching contributions, received prior to its acquisition by Bristow Group Inc., plus the earnings thereon, after two years of active service.  Employer Matching Contributions received subsequent to the acquisition vest over the four-year service period, as described above.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE A – DESCRIPTION OF PLAN (Continued)

Participant Loans:  Participants are allowed to borrow up to the lesser of $50,000 or 50% of their vested balance.  Interest is charged at the prevailing rate at the time the loan is made, with scheduled repayments to be made through salary deferrals.  The loans are typically repaid over a period no longer than five years; however, primary residence loans may be repaid up to a period of 30 years.

Forfeitures:  The Plan allows for forfeitures of non-vested matching contributions to be used to offset employer contributions.  At December 31, 2008, total unallocated forfeitures were $93,805.  During the year ended December 31, 2008, $81,617 of forfeitures were used to offset Employer contributions.

Fees and Expenses:  Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Employer, are charged to and paid from the Plan’s assets.  Terminated employees are charged annual maintenance fees.

New Accounting Pronouncements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note D).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements:  The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  All investments are held by the trustee which provides for self-directed investment programs for individual participants.

Mutual funds are stated at market value based upon quoted market prices as reported by the Plan’s trustee.  The fair value of participant units owned by the Plan in common/collective trusts is based on the quoted redemption value on the last business day of the Plan’s year end.  The Bristow Group Inc. stock fund is valued at year-end unit closing prices.  Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held.  The change in the current value of investments (including investments bought and sold) during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.  Participant loans are valued at amortized cost which approximates fair value.

Payment of Benefits:  Upon termination of service or upon eligibility of benefits, participants will receive a lump sum amount equal to the value of the participant’s vested interest in their account.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE C – INVESTMENTS

The following table presents the fair value of all investments representing approximately 5% of more of net assets available for benefits:
	December 31,
	2008	2007
Vanguard 500 Index Fund Investor Shares	$15,949,054	$26,329,930
Vanguard International Growth Fund	3,640,147	7,216,771
Vanguard Wellington Fund Investor Shares	7,954,751	10,779,409
Vanguard Retirement Savings Trust	27,698,016	23,595,003
Vanguard Morgan Growth Fund Investor Shares	3,171,835	5,538,115
Bristow Group Inc. Stock Fund	3,422,314	8,852,128
Other investments under 5%	19,484,163	23,822,484
TOTAL INVESTMENTS	$81,320,280	$106,133,840

During the year ended December 31, 2008, the Plan’s investments depreciated (including gains and losses on investments bought and sold as well as held during the year) in values as follows:

Mutual funds	$24,940,265
Bristow Group Inc. Stock Fund	4,148,872
Total net depreciation	$29,089,137

NOTE D – FAIR VALUE

As discussed in Note A, effective January 1, 2008, the Plan adopted SFAS No. 157.  The implementation of SFAS No. 157 did not change the method of calculating the fair value of assets or liabilities.  The primary impact from adoption was additional disclosures.

The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 – Observable inputs other than Level 1, such as quoted prices in active markets for similar assets and liabilities; or other inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds:  The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

Bristow Group Inc. stock fund:  The Bristow Group Inc. stock fund invests primarily in Bristow Group Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol BRS and is valued at its quoted market price at the daily close of the NYSE.  A small portion of the Bristow Group Inc. stock fund is invested in short-term money market instruments.  The money market portion of the Bristow Group Inc. Stock Fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

Common/collective trust:  The Plan’s interest in the Vanguard Retirement Savings Trust is valued based on the net asset values reported by the trustee of the funds.  The fair value for the underlying assets of the investment is based on either quoted prices in active markets or observable inputs used to value certain securities and contracts.

Participant loans:  Participant loans are valued at their amortized costs, which approximate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$47,127,867	$—	$—	$47,127,867
Bristow Group Inc. stock fund	3,422,314	—	—	3,422,314
Common/collective trust	2,912,912	24,785,104	—	27,698,016
Participant loans	—	—	3,072,083	3,072,083
Total investments at fair value	$53,463,093	$24,785,104	$3,072,083	$81,320,280

The following table sets forth a reconciliation of changes for the year ended December 31, 2008 in the fair value of the Plan’s Level 3 investments.

Participant loans
Balance, beginning of year	$3,158,282
Issuances, repayments and settlements, net	(86,199)
Balance, end of year	$3,072,083

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE E – PLAN TERMINATION

Although the Company has not expressed any interest to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.  In the event of the Plan termination, participants will become fully vested in their account balances.

NOTE F – FEDERAL INCOME TAX STATUS

The underlying non-standardized prototype Plan has received an opinion letter from the Internal Revenue Service ("IRS") dated March 31, 2008 stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and  has chosen to rely on the current IRS prototype plan opinion letter.  The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification.  The Plan has since been amended; however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE G – PARTIES-IN-INTEREST

The Plan invests in various investments managed by Vanguard.  Vanguard is the Plan’s investment trustee as defined in the Plan Agreement, and therefore certain transactions qualify as party-in-interest.

The Plan also invests in the Company's stock.  Transactions in the Company's stock are considered party-in-interest transactions because the Company is the Plan's sponsor.

NOTE H – SUBSEQUENT EVENT

Effective January 1, 2009, the Plan was amended to (a) eliminate the four year vesting period for the Employer Matching Contributions resulting in all participants vesting immediately and (b) remove the six month waiting period for the Employer Matching Contribution.

SUPPLEMENTAL SCHEDULES

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN	Plan EIN 72-0679819
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan Number 001
DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate Of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund Investor Shares	^	$15,949,054
*	"	Vanguard Explorer Fund	^	1,372,348
*	"	Vanguard Extended Market Index Fund Investor Shares	^	1,171,034
*	"	Vanguard International Growth Fund	^	3,640,147
*	"	Vanguard International Value Fund	^	771,916
*	"	Vanguard Target Retirement 2005 Fund	^	151,578
*	"	Vanguard Target Retirement 2010 Fund	^	595,042
*	"	Vanguard Target Retirement 2015 Fund	^	2,199,790
*	"	Vanguard Target Retirement 2020 Fund	^	475,216
*	"	Vanguard Target Retirement 2025 Fund	^	893,905
*	"	Vanguard Target Retirement 2030 Fund	^	207,236
*	"	Vanguard Target Retirement 2035 Fund	^	788,783
*	"	Vanguard Target Retirement 2040 Fund	^	124,698
*	"	Vanguard Target Retirement 2045 Fund	^	531,173
*	"	Vanguard Target Retirement 2050 Fund	^	103,048
*	"	Vanguard Target Retirement Income Fund	^	611,337
*	"	Vanguard Total Bond Market Index Fund	^	3,921,289
*	"	Vanguard Morgan Growth Fund Investor Shares	^	3,171,835
*	"	Vanguard Wellington Fund Investor Shares	^	7,954,751
*	"	Vanguard Windsor II Fund Investor Shares	^	2,493,687
*	"	Vanguard Retirement Savings Trust	^	27,698,016
*	Bristow Group Inc.	Bristow Group Inc. Stock Fund	^	3,422,314
	Participant loans	5% - 9.25%, maturing at various dates through Septmeber 2033	—	3,072,083
	TOTAL INVESTMENTS			$81,320,280
*  Party-in-Interest
^  Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

Date:	June 26, 2009	By: Bristow Group Inc., as Trustee to the Plan

By: /s/ Randall A. Stafford

Randall A. Stafford Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm